July 26, 2017

VIA EDGAR

Mr. Larry Spirgel, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
AD Office 11 - Telecommunications
100 F Street, N.E.
Washington, D.C. 20549

RE:	Lincoln Educational Services Corporation
Form 10-K for Fiscal Year Ended December 31, 2016
Filed March 10, 2017
File No. 000-51371

Dear Mr. Spirgel:

On behalf of Lincoln Educational Services Corporation (the “Company”), set forth below is our response to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in its letter dated June 21, 2017 regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016.  For the Commission’s convenience, the Company has included the text of the comments below with the Company’s response immediately following.

Regulatory Environment

Accreditation, page 10

1.
Comment:  We note your disclosures discussing the milestones established and conditions imposed on your Title IV participation in the context of ACICS losing its status as a Department of Education recognized accrediting agency. Please provide more details as to these constraints placed upon your Title IV participation.

Response:  For clarity, we will provide the following disclosure in future filings:

As previously disclosed, our Iselin, New Jersey school and its branch campuses (collectively, the “Iselin school”), participate in Title IV programs under provisional status.  This provisional status results from a December 12, 2016 decision of the Secretary of the Department of Education (the “DOE”) to uphold the decision of a senior DOE official to cease recognition of the Accrediting Council for Independent Colleges and Schools, or ACICS, as a nationally recognized accrediting agency and to deny ACICS’s petition for DOE recognition based on conclusions that ACICS was in violation of various DOE regulatory criteria.  ACICS had served as the accrediting agency for the Iselin school.  ACICS has appealed the DOE Secretary’s decision to Federal court; however, unless otherwise directed by the court, the DOE Secretary’s decision is not stayed during the appeal to Federal court and, therefore, ACICS is not a DOE-recognized accrediting agency.

When the DOE Secretary withdraws the recognition of an accrediting agency, a postsecondary educational institution may be allowed to continue its participation in Title IV programs on a provisional basis for a period not to exceed 18 months from the DOE’s decision to withdraw its recognition of the accrediting agency.  Accordingly, in connection with ACICS’s loss of recognition, the DOE has indicated that during an 18-month period of provisional participation commencing on December 12, 2016 an ACICS-accredited institution will be deemed to hold recognized accreditation and is required to comply with certain conditions and restrictions, including but not limited to that the institution:

•
will be restricted from making major changes, such as opening new campuses, increasing the level of academic offerings or adding new educational programs, without DOE approval, and such DOE approval will be granted only in limited circumstances;

•
must make certain notifications and disclosures, allow students to take a leave of absence and will not be eligible to receive Title IV funds for any newly enrolled students if the students become ineligible to sit for any licensing or certification exam as a result of the loss of accreditation;

•	must make certain notifications and disclosures and will not be eligible to receive Title IV funds if the institution loses its authorization to operate and issue postsecondary credentials;
•	must submit periodic reports to the DOE regarding investigations, lawsuits and arbitrations;
•	must inform students how to file complaints they may have previously submitted to the institution’s accrediting agency;
•	must submit a teach-out plan to the DOE by January 11, 2017; and
•
must engage its third-party auditor to evaluate certain data and compliance indicators for the institution that would have been monitored by the accrediting agency, including financial information and measures of student achievement.

To date, the Company has satisfied all of the above referenced requirements for an institution that has provisional participation status and has not made any major changes.

The DOE will also impose additional requirements on an ACICS-accredited institution that does not meet certain milestones toward accreditation by another recognized accrediting agency. An institution that has not applied for accreditation with another recognized accrediting agency by March 13, 2017 must submit a formal teach-out agreement to DOE and disclose to its students that it does not have an in-process application. In addition, any institution that does not have an in-process application with another recognized accrediting agency by June 12, 2017 or has not completed an accrediting agency site visit by October 10, 2017 will no longer be eligible to receive Title IV funds for any student that enrolls after that date, must make additional disclosures to its students, must submit monthly student rosters and a record retention plan to the DOE, and, must deliver a letter of credit to the DOE in an amount to be determined by the DOE.

Subsequent to the DOE Secretary’s decision with respect to ACICS, on December 19, 2016, the Company and the DOE executed an addendum to the Company’s program participation agreement, in which the Company agreed to comply with the DOE’s conditions and requirements for provisional certification with respect to the Iselin school for a period of up to 18 months ending on June 12, 2018.

We are in the process of applying for accreditation of our Iselin school from the Accrediting Commission of Career Schools and Colleges, or ACCSC.  However, our efforts to obtain accreditation could be unsuccessful and could result in the loss of the Iselin school’s eligibility to participate in Title IV programs. To date, we have met all the milestones established by the DOE toward achieving accreditation by another recognized accrediting agency; therefore, none of the additional requirements applicable to ACICS-accredited institutions that do not meet the established milestones toward accreditation by another recognized accrediting agency have been imposed on us.

The loss of DOE recognition by ACICS also could result in a loss of state authorization (and, in turn, Title IV eligibility), programmatic accreditation, and/or authorization to participate in certain state or federal financial aid programs if accreditation by a DOE-recognized accrediting agency is required for the impacted campuses of the ACICS-accredited institution to qualify for such state authorization, programmatic accreditation, or state or federal financial aid programs.  We have not identified any state, federal or accrediting agencies that condition approval of our Iselin school on accreditation by a DOE-recognized accrediting body.  However, agency requirements are imprecise or unclear in some instances and could be subject to different interpretation by one or more agencies.

Gainful Employment, page 12

2.
Comment:  Please enhance your discussion of the Department of Education's gainful employment regulations to more fully discuss your current programs that failed and those that are in “the zone.” Consider identifying the continuing program that failed and those that are in the zone, disclosing the percentage of your students currently enrolled in each program and the total revenues derived from the respective programs. Finally, discuss whether and to what extent the company plans to implement any measures directed at bringing these programs into the “pass” category.

Response:  For clarity, we will provide the following disclosure in future filings:

As previously disclosed, in October 2014, the DOE issued final gainful employment regulations requiring each educational program offered by our institutions to achieve threshold rates in at least one of two debt measure categories related to an annual debt to annual earnings ratio and an annual debt to discretionary income ratio. The various formulas are calculated under complex methodologies and definitions outlined in the final regulations and, in some cases, are based on data that may not be readily accessible to institutions, such as income information compiled by the Social Security Administration.  The regulations outline various scenarios under which programs could lose Title IV eligibility for failure to achieve threshold rates in one or more measures over certain periods of time ranging from two to four years. The regulations also require an institution to provide warnings to students in programs which may lose Title IV eligibility at the end of an award year. The final regulations also contain other provisions that, among other things, include disclosure, reporting, new program approval, and certification requirements.  The certification requirements require each institution to certify to the DOE, among other things, that each gainful employment program is programmatically accredited, if such accreditation is required by a Federal governmental entity or by a governmental entity in the state in which the institution is physically located.  The final regulations had a general effective date of July 1, 2015.
In January 2017, the DOE issued the first set of gainful employment rates for each of our programs for the 2015 debt measure year.  Sixty of our programs achieved passing rates, twelve of our programs had rates that are in a category called the “zone,” and four of our programs had failing rates.  The table below provides a summary of the percentage of total student enrollment by gainful employment program classification for each of our reporting segments based on student enrollment as of June 30, 2017.

Reporting Segment	Passing Programs	Zone Programs	Failing Programs
Transportation	82.5%	7.5%	0.0%
HOPS	91.9%	5.2%	2.9%
Transitional	83.8%	6.0%	10.2%

The table below provides a summary of estimated yearly revenue related to the programs either in the zone or failing programs for the fiscal year ended December 31, 2017.  For all of these programs, the Company has implemented program modifications and tuition reductions or is teaching out the program or has appealed the program’s gainful employment rate.

Reporting Segment	Zone Programs	Failing Programs
Transportation	$8,500,000	$0
HOPS	$2,500,000	$1,100,000
Transitional	$10,000	$10,000

Our programs with rates in the zone are not subject to loss of Title IV eligibility unless they accumulate a combination of zone and failing rates for four consecutive years (or failing rates for two out of any three consecutive years).  Each of our programs with failing rates will lose its Title IV eligibility if it receives a failing gainful employment rate for either of the 2016 or 2017 debt measure years.  The gainful employment rates for the 2016 debt measure year are expected to be published in early 2018, though it is unclear if the DOE will be able to meet this timeline.  The table below provides a summary of each of the zone or failing programs and the actions implemented by the Company with respect to those particular gainful employment (“GE”) programs.

GE Program Code[1]					
Reporting Segment	*OPEID*	*CIP Code*	*Credential Level*	*GE Program Name*	*GE Classification*	*Actions Implemented*
Transportation	*007936*	*120503*	*Certificate*	*Culinary Arts/Chef Training.*	*Zone*	*Teachout*
Transportation	*007938*	*470603*	*Certificate*	*Autobody/Collision And Repair Technology/Technician.*	*Zone*	*Program Modification, Tuition Reduction*
Transportation	*007936*	*470604*	*Certificate*	*Automobile/Automotive Mechanics Technology/Technician.*	*Zone*	*Program Modification, Tuition Reduction*
HOPS	*012461*	*120401*	*Certificate*	*Cosmetology/Cosmetologist, General.*	*Zone*	*Appeal*
HOPS	*007303*	*120503*	*Certificate*	*Culinary Arts/Chef Training.*	*Fail*	*Appeal, Program Modification, Tuition Reduction*
HOPS	*007303*	*120599*	*Certificate*	*Culinary Arts And Related Services, Other.*	*Zone*	*Teachout*
HOPS	*012461*	*470101*	*Certificate*	*Electrical/Electronics Equipment Installation And Repair, General.*	*Fail*	*Program Modification*
HOPS	*012461*	*470101*	*Associate Degree*	*Electrical/Electronics Equipment Installation And Repair, General.*	*Zone*	*Program Modification*
HOPS	*012461*	*510713*	*Associate Degree*	*Medical Insurance Coding Specialist/Coder.*	*Zone*	*Teachout*
Transitional	*012461*	*120503*	*Certificate*	*Culinary Arts/Chef Training.*	*Zone*	*Teachout*
Transitional	*012461*	*120503*	*Associate Degree*	*Culinary Arts/Chef Training.*	*Zone*	*Teachout*
Transitional	*012461*	*470201*	*Certificate*	*Heating, Air Conditioning, Ventilation And Refrigeration Maintenance Technology/Technician.*	*Fail*	*Teachout*
Transitional	*012461*	*470604*	*Certificate*	*Automobile/Automotive Mechanics Technology/Technician.*	*Fail*	*Teachout*
Transitional	*012461*	*470604*	*Associate Degree*	*Automobile/Automotive Mechanics Technology/Technician.*	*Zone*	*Teachout*
Transitional	*012461*	*510716*	*Associate Degree*	*Medical Administrative/Executive Assistant And Medical Secretary.*	*Zone*	*Teachout*
Transitional	*012461*	*510801*	*Associate Degree*	*Medical/Clinical Assistant.*	*Zone*	*Teachout*

1Gainful Employment programs are identified by the combination of: 1) the institution OPEID #; 2) Program Classification of Instruction (“CIP”); and 3) Credential Level

The Company is in the process of filing an alternate earnings appeal with the DOE for certain programs as indicated in the table above.  If the Company is not successful in its appeal to the DOE for any program, the applicable school would be required to notify its current and future students that the school may lose Title IV eligibility for that particular gainful employment program.  On June 30, 2017, the DOE announced that it was allowing institutions additional time to submit alternate earnings appeals to the DOE.  The DOE has yet to provide specific guidance on the new timelines.

Moreover, the potential for one or more of these programs to lose their Title IV eligibility could trigger a requirement to submit a letter of credit or other financial protection to the DOE under the new Borrower Defense to Repayment regulations, which were originally scheduled to become effective on July 1, 2017.  However, on June 19, 2017, the DOE announced the postponement of the effectiveness of certain provisions of the Borrower Defense to Repayment regulations pending the resolution of a judicial challenge to the regulations.  A new implementation date for the new regulations has yet to be announced by the DOE.

***

We are available to discuss our responses to the SEC’s comments at any time.  Should there be any questions regarding our response or should the Staff require any additional information, I can be reached at (973) 736-9340.

Sincerely,

LINCOLN EDUCATIONAL SERVICES CORPORATION

By:	/s/ Brian Meyers
Name:	Brian Meyers
Title:	Executive Vice President, Chief Financial Officer and Treasurer

cc:	Ivette Leon, Assistant Chief Accountant, U.S. Securities and Exchange Commission
Carlos Pacho, Senior Assistant Chief Accountant, U.S. Securities and Exchange Commission
William Mastrianna, Attorney-Adviser, U.S. Securities and Exchange Commission
Kathleen Krebs, Special Counsel, U.S. Securities and Exchange Commission